Overview of Updates – October 2024

- Schedule A – Principals updated. Martin Butler added to "Form A Sch A re Q18" tab.
- Exhibit 99.36 (7-R Information):
    - NFA ORS system / 7-R Information has been automatically updated to reflect changes in Principals.